Exhibit 4.59

Share Purchase Agreement

on

PARTICLE INC.

Between

PHOENIX NEW MEDIA LIMITED

and

Run Liang Tai Management Limited

March 22, 2019

Share Purchase Agreement

This Share Purchase Agreement (this “Agreement”) is executed on March 22, 2019 (the “Signing Date”) by and between:

(A)          PHOENIX NEW MEDIA LIMITED (the “Transferor”), an exempted company duly incorporated and validly existing in accordance with the law of Cayman Islands, having its registered address at the offices of Codan Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman, KY1-1111, Cayman Islands; and

(B)          Run Liang Tai Management Limited (the “Transferee”), a company duly incorporated and validly existing in accordance with the law of Hong Kong, having its registered address at Room D 10/F Tower A, Billion Centre, 1 Wang Kwong Road, Kowloon Bay, KL, HK.

Party A and Party B are collectively hereinafter referred to as both “Parties”, and individually as a “Party”.

Whereas,

(A)          Particle Inc. is an exempted company duly incorporated and validly existing in accordance with the law of Cayman Islands (the “Company”). As of the Signing Date of this Agreement, the authorized capital of the Company is US$ 200,000 divided into 2,000,000,000 shares with the par value of US$ 0.0001 per share, and its shareholding structure is set forth in Exhibit 1 hereto “I Company’s Shareholding Structure as of the Signing Date of this Agreement”. 37.63% shares of the Company are owned by the Transferor (calculated on a fully-diluted, as-if converted basis, including all share subscripion options and other convertible securities (if any), as well as the shares under the ESOP).

(B)          (i)The Transferor  intends to sell to the Transferee part of its shares of the Company (i.e. 32% shares in the Company, corresponding to 199,866,509 preferred shares in the Company, including 27,639,580 Series B preferred shares and 172,226,929 Series C preferred shares, hereinafter referred to as “Offshore Target Shares”), and (ii) the Domestic Transferor  (as defined below) designated by the Transferor  intends to sell to the Transferee’s designated party 37.169% equity in Yidian Technology (representing RMB 3,719,167 of the registered capital, hereinafter referred to as “Domestic Target Shares”, together with the Offshore Target Shares, the “Target Shares”). The Transferee intends to buy the Offshore Target Shares from the Transferor (“Offshore Shares Transfer”) pursuant to this Agreement, and the Transferee’s designated party intends to buy the Domestic Target Shares from the Domestic Transferor (“Domestic Equity Transfer”, together with the “Offshore Shares Tranfer”, the “Transaction”).

(C)        As of the Signing Date, the Transferor has received from the Transferee or its designated party the deposit of US$ 100,000,000 in full paid for the Transaction (the “Deposit”).

Agreement

NOW THEREFORE, in consideration of the above premises, the mutual covenants and promises and other good and valuable considerations (the receipt and adequacy of which are hereby acknowledged) as agreed hereinafter, both Parties hereby reach this Agreement as below:

Clause 1        Definition and Interpretation

1.1        Definition. Except as otherwise specified in this Agreement, (I) the following capitalized terms and expressions shall have the meanings ascribed to them below:

This “Agreement” shall have the meaning defined in the preamble, including any amendment and supplementary agreements thereto (if any).

“Laws” shall mean any constitutions, statutes or other laws, rules, codes, regulations, statutory laws, treaties, decrees, ordinances, common laws or practice laws, orders, official policies, notices, provisions, administrative orders, interpretations, injunctions, judgments, rulings, writs or other legislative means, or other legally binding requirements of any governmental authorities, and any governmental orders.

“Business Day” shall mean any date other than Saturday and Sunday, and other dates on which commercial banks are permitted to close their businesses in accordance with applicable laws in China, Hong Kong or Cayman Islands.

“Affiliate” shall mean (1) in respect of any person (including corporate body, unincorporated entity or natural person), any other corporate bodies, unincorporated entities or natural persons directly or indirectly controlled by such person or controlling such person, or under common control with such person; for the avoidance of doubt, (2) in respect of a natural person, his/her spouse, children,  sibling, parents, or the parents of his/her spouse, and the trustee of any trust in favor of such natural person or his/her immediate family members as the beneficiary or target in full discretionary trust, or any entities or companies controlled by the aforegoing persons. The said “control” (or “controlled”) shall mean the power to directly or indirectly direct or procure others to direct the management or policy of a person, through voting rights, contract or otherwise, or other relationship constituting actual control in fact.

“Shareholders’ Agreement” shall mean the 8th Amended and Restated Shareholders’ Agreement executed by the Company, its all shareholders and other relevant parties on August 8, 2018.

“Group Companies” shall mean the Company and all entities directly or indirectly (including by means of agreement) invested or participated by it, including those entities as listed in Exhibit 1 “III Member List of Group Companies”.

“Domestic Transferor” shall mean Chen Ming, a natural person holding resident ID card of China (No. xxxx), and holding 43.75% equity in Yidian Technology (accounting for the registered capital of RMB 4,378,000) as the Signing Date of this Agreement.

“USA” shall mean the United States of America.

“US$” shall mean the official currency of the United States of America.

“Common Shares” shall mean the common shares in the share capital of the Company with a par value of US$ 0.0001 each and with the rights, privileges and restrictions as specified in the Existing Articles of Association.

“RMB” shall mean the official currency of China.

“Tax” or “Taxation” shall mean (i) in the territory of China: (a) any national, provincial, municipal or local taxes, levies, surcharges, fees or assessments, including all net income taxes (including enterprise income tax and individual income tax withholding), turnover taxes (including VAT, business taxes and consumption taxes), withholdings, resource taxes (including urban land use taxes and education surcharges), real estate taxes (including urban real estate taxes and land use fees), filing taxes (including stamp duty and deed tax), recording fees, registration fees, social security contribution, customs duties (including import duties and import VAT), and any other estimated and temporary taxes, levies, surtaxes, fees or other assessments, (b) all interests or penalties (including administrative, civil or criminal penalties) charged from either party or additional amounts imposed by any governmental authorities in respect of any items as described in paragraph (a), and (c) any liability of the Transferee in any way imposed by any governmental authorities in respect of any items as described in paragraph (a) or (b); and (ii) in any other jurisdictions: any liabilities similar to those in paragraph (i).

“VIE Structure” shall mean the group structure by which the Group Companies incorporate Yidian Technology into the consolidated financial statements of the Group Companies, through the control agreements executed by Yidian Information with Yidian Technology (as defined below) and the shareholders of Yidian Technology.

“Existing Articles of Association” shall mean the 9th Amended and Restated Articles of Association adopted at the shareholders’ meeting of the Company on August 8, 2018.

“Yidian Technology” shall mean Beijing Yidian Wangju Technology Co., Ltd. Prior to Domestic Equity Transfer, the shareholding structure of Yidian Technology is set forth in Exhibit 2 hereto “I Shareholding Structure of Yidian Technology as of the Signing Date”.

“Yidian Information” shall mean Beijing Yidian Wangju Information Technology Co., Ltd.

“ESOP” shall mean the current Employee Stock Ownership Plan of the Company as defined in the Shareholders’ Agreement.

“Governmental Authorities” shall mean any governmental, legislative, administrative or regulatory authorities, judicial organs, arbitration institutions, mediation commissions, stock exchanges, securities registration and clearing companies, other entities exercising the above powers and functions and relevant entities having jurisdiction over the Transaction (including any branches, departments or committees thereof), at the level of nation, region, province, state, county, city or otherwise.

“Material Adverse Events” shall mean the following circumstances occurring or caused due to any reason existing prior to the date when the person recommended by the Transferee holds the position of CEO of Yidian Technology: (1) the telecommunication and information service business operation license (ICP license), internet news information service license, radio and TV program production and business operation license or internet culture operation license (among other licenses and permits) relating to the major business of the Group Companies fails to remain in full force and effect (for avoidance of doubt, its failure to be timely renewed or changed due to any reason attributable to the governmental authorities shall not constitute a Material Adverse Event) or is revoked by the competent governmental authority; (2) the Group Companies are investigated or punished by any competent governmental authorities, so that their major business has been suspended for more than one month or they are ordered to stop their business operation; or (3) any acts of the Group Companies in violation of laws or regulations are subject to administrative punishments by any competent governmental authorities, and in accordance with applicable laws and regulations or the requirements for examination and approval of securities offering or audit by governmental regulatory authorities (such requirements shall be based on the documents of governmental regulatory authorities), the said administrative punishments constitute substantial obstacles to IPO and listing of Yidian Technology (except for those circumstances in respect of the above Items (1), (2) or (3) already disclosed in writing by the Transferor to the Transferee prior to March 21, 2019.)

“China” shall mean the People’s Republic of China (for the purpose of this Agreement, excluding Hong Kong Special Administrative Region, Macao Special Administrative Region and Taiwan).

“Assets” shall mean all tangible and intangible assets owned or used by the Company.

(II) The following terms and expressions shall have the meanings ascribed to them in the relevant clauses:

Terms or expressions	Clauses
“Signing Date”	Preamble
“Agreement”	Preamble
“Transferor “	Preamble
“Transferee”	Preamble
“A Party” or “Both Parties”	Preamble
“Company”	Preamble
“Target Shares”	Preamble
“Offshore Target Shares”	Preamble
“Domestic Target Equity”	Preamble
“Offshore Shares Transfer”	Preamble
“Domestic Equity Transfer”	Preamble
“Transaction”	Preamble
“Deposit”	Preamble
“Transfer of Shares”	Clause 2.1
“Purchase Price of Offshore Target Shares”	Clause 2.2
“Purchase Price of Domestic Target Equity”	Clause 2.2
“Completion”	Clause 2.3
“Completion Date”	Clause 2.3
“Transferor’s Account”	Clause 2.3(1)
“Interests Accrued in Transferor’s Account”	Clause 2.3(1)
“Price Payable”	Clause 2.3(1)
“Phoenix TV”	Clause 2.4(1)
“SEHK”	Clause 2.4(1)
“Authorization Documents”	Clause 5.1
“Transitional Period”	Clause 5.2
“Basket Amount”	Clause 7.2
“Transferor’s Material Event of Default”	Clause 7.3
“Circular No. 7”	Clause 9

1.2               Interpretation.

For all purposes of this Agreement, except as otherwise specified, the following rules of interpretations shall apply:

(I)            Calculation of period. if any acts or measures must be done or taken before or after a certain period pursuant to this Agreement, the base date for calculation of such period shall not be included into such period. If the last date of such period is not a Business Day, such period shall end on the next Business Day.

(II)       Exhibits. Any schedule, exhibit, appendix or attachment to this Agreement shall be incorporated into this Agreement, and constitute integral part of this Agreement.

(III)  Headings. This Agreement consist of several clauses, and the headings in this Agreement are inserted only for reference, and shall not be used to clarify or interpret the provisions of this Agreement. Except as otherwise specified, any clause referred to herein shall mean the clause to this Agreement.

(IV)   In this Agreement, except as otherwise specified, this “Agreement”, “herein”, “hereunder”, “hereinafter”, “hereof” or similar terms shall mean this Agreement as a whole, instead of the certain clause where such terms appear.

Clause 2. Purchase and Sale

2.1               Purchase and Sale of Target Shares.

Pursuant to the terms and conditions of this Agreement, the Transferor hereby sells to the Transferee the Offshore Target Shares and all rights and obligations pertaining thereto, and procure the Domestic Transferor to sell to the Transferee’s designated party the Domestic Target Equity and all rights and obligations pertaining thereto, and the Transferee hereby agrees to purchase from the Transferor the Offshore Target Shares and all rights and obligations pertaining thereto, and procure the Transferee’s designated party to purchase from the Domestic Transferor the Domestic Target Equity and all rights and obligations pertaining thereto (“Transfer of Shares”). After the Transfer of Shares, the shareholding structure of the Company is set forth in Exhibit 1 “II Shareholding Structure of the Company after Completion”, and the shareholding structure of Yidian Technology is set forth in Exhibit 2 “II Shareholding Structure of Yidian Technology after Transfer of Domestic Equity”.

2.2        Purchase Price. The purchase price of the Offshore Target Shares payable by the Transferee to the Transferor shall be US$ 448,000,000 (“Purchase Price of Offshore Target Shares”), and the purchase price of Domestic Target Equity shall be RMB 3,719,167 (“Purchase Price of Domestic Target Equity”).

2.3        Completion of Offshore Target Shares. Within 15 Business Days after all Completion conditions as specified in Clause 2.4 are satisfied or otherwise waived, both Parties shall, by e-mail document exchange and signature, remotely complete the sale and purchase of Offshore Target Shares, or complete the Completion at another time and in other ways as mutually agreed by the Transferor and the Transferee (“Completion”, and the date of Completion hereinafter referred to as the “Completion Date”). At the Completion:

(I)            The Transferee shall, by telegraphic transfer, pay to the bank account designated by the Transferor (“the Transferor’s Account”) an amount in US$ equal to the Purchase Price of Offshore Target Shares less the amount of Deposit and the interests thereon (i.e., the interests on the Deposit collected by the Transferor from the date of its receipt of such Deposit until the Completion date, as calculated pursuant to Clause 10.4, hereinafter referred to as “Interests Accrued in Transferor’s Account”) (“Price Payable”), and the Transferor  shall provide the said designated bank account to the Transferee no later than 3 Business Days prior to the Completion Date; upon the Transferor’s receipt of the full Price Payable, the Deposit and the Interests Accrued in Transferor ‘s Account shall be converted to a part of the Purchase Price.

(II)       The Transferor shall procure that the Company, within 3 Business Days after receipt by the Transferor of the full Price Payable, provides the Transferee with the share certificate specifying the Offshore Target Shares purchased by the Transferee and the updated shareholder register of the Company (original or scanned copy).

In case the Transferee fails to pay the Price Payable pursuant to the preceding paragraph, it shall pay to the Transferor the liquidated damages calculated based on the Price Payable due but unpaid at the annual single rate of 15%, for each overdue day, until the actual payment of the Price Payable. If the Transferee fails to fully pay the Price Payable within a time limit separately agreed by both Parties through consultation, or both Parties fail to reach agreement upon extension of the time limit for payment of the Price Payable, without prejudice to other obligations of the Transferee under this Agreement and in accordance with applicable laws, the Transferor may immediately terminate this Agreement and the Transaction, and upon such termination, the Transferee shall immediately take all measures to assist the Company for deregistering and returning the relevant Offshore Target Shares registered in its name (if appropriate), including canceling the share certificates obtained by it and filing updated shareholder register of the Company, and registering the relevant Offshore Target Shares under the name of the Transferor.

2.4               Completion Conditions of Offshore Target Shares.

(I)            except as otherwise waived by the Transferee in writing, the Transferee’s obligation to pay the Purchase Price of Offshore Target Shares shall be subject to satisfaction of all of the following prerequisites:

(a)          The general meeting of shareholders of Phoenix Media Investment (Holdings) Limited (“Phoenix TV”) has reviewed and approved the Transaction;

(b)          Phoenix TV’s board of directors and the Transferor’s board of directors have reviewed and approved the Transaction;

(c)           Stock Exchange of Hong Kong Limited (“SEHK”) and other regulatory authorities relating to the Transaction (if appropriate) have reviewed and approved the public announcements and shareholders circulars relating to the Transaction issued by Phoenix TV;

(d)          Any approval, authorization or consent required for the Transfer of Offshore Shares as specified under the Existing Articles of Association, Shareholders’ Agreement and documents binding the Transferor and the Company have been obtained, including but not limited to consent and/or waiver of any rights restricting the Transfer of Offshore Shares, such as veto or co-sale right, issued by other shareholders of Group Companies in respect of transfer of Offshore Target Shares to the Transferee or its designated parties;

(e)           In respect of accession by the Transferee or its designated parties to the Shareholders’ Agreement of the Company, the Company has, pursuant to Clause 15.6 of the Shareholders’ Agreement, executed the Deed of Adherence as Schedule H to the Shareholders’ Agreement, and delivered it to the Transferee or its designated party;

(f)            The arrangements for the Transitional Period as specified in Clause 5 hereof have been satisfied (for avoidance of doubt, this Clause 2.4(I)(f) shall constitute one prerequisite for the Transferee’s obligation to pay the Purchase Price, only if the Transferee has not breached the provisions of Clauses 5.1 and 5.2(I));

(g)           The Transferor has obtained the Fairness Opinion regarding the Transaction rendered by the independent appriaser engaged by it;

(h)          The persons recommended by the Transferee act as the CEO of Yidian Technology and the sole director of Particle (HK) Limited;

(i)              As of the Completion Date, the Group Companies continue to carry on their general businesses in all material respects, and there are no Material Adverse Events as proved by evidences in respect of their businesses, operation, licenses, assets and financial standing (for avoidance of doubt, “Material Adverse Events” as referred to in this Paragraph shall only mean those Material Adverse Events caused due to any reason occurring before the person recommended by the Transferee acts as the CEO of Yidian Technology); and

(j)             The Transferor has issued to the Transferee the Completion Confirmation (refer to Exhibit 4 hereto. For avoidance of doubt, the Transferee has no obligation to complete the Transaction if it is proved by evidences that any matters listed in the Completion Confirmation have not be satisfied).

(II)       Except as otherwise waived by the Transferor in writing, the Transferor ‘s obligation to transfer the Target Shares shall be subject to satisfaction of all of the following prerequisites:

(a)          The Completion conditions as described in Items (a) to (d) in Clause 2.4(I) have been satisfied (for avoidance of doubt, if any Completion conditions as described in Items (a) to (d) in Clause 2.4(I) fail to be satisfied, the Transferor  shall have no obligation to complete the Transaction, provided that it has performed its obligations pursuant this Agreement and failure of the said Completion conditions to be satisfied is not caused by any act or omission of the Transferor  or its affiliates.

(b)          Each representations and warranties made by the Transferee under this Agreement are true, accurate and non-misleading, as if they were made on the Completion Date.

2.5        Domestic Equity Transfer. After Completion of Offshore Target Shares, the Transferor  shall procure that, the Domestic Transferor executes relevant agreement upon Domestic Equity Transfer pursuant to this Agreement within a reasonable time period as notified by the Transferee, so as to transfer the Domestic Target Equity to the Transferee’s designated party, and provides assistance for handling the relevant equity transfer or the procedures for registraion in equity transfer with the administration for industry and commerce in other ways mutually agreed by both Parties, so that the Domestic Transferor withdraws from Yidian Technology. After the procedures for registration in Domestic Equity Transfer with the administration for industry and commerce are completed, the Transferee’s designated party shall, pursuant to the provisions of relevant agreement, pay the Purchase Price of Domestic Target Equity to the Domestic Transferor or other parties mutually designated by both Parties in writing. After Domestic Equity Transfer, the shareholding structure of Yidian Technology is set forth in Exhibit 2 “II Shareholding Structure of Yidian Technology after Domestic Equity Transfer” hereto.

Clause 3. Representations and Warranties of the Transferor

The Transferor hereby makes the following representations and warranties to the Transferee, and ensure each representations and guarantees are true, accurate and non-misleading on the Signing Date and the Completion Date:

3.1          Incorporation and valid existence. The Transferor is a company duly incorporated and validly existing in accordance with the law of the jurisdiction where it was incorporated or established, and has full rights, powers and capacity to execute and perform its obligations and responsibilities under this Agreement.

3.2          Authorization. Except for the matters as specified in Items (a) to (d) of Clause 2.4(I), the execution, delivery and performance of this Agreement and consummation of the Transaction by the Transferor fall in the scope of its powers, authorization and capacity, and have been approved through all required corporate actions. This Agreement, after duly and validly executed and delivered by the Transferor, shall constitute its lawful, valid and binding obligations, and may be enforced against it pursuant to the provisions of this Agreement (subject to the applicable laws regarding bankruptcy, liquidation, malicious transfer of assets, reorganization or moratorium, or generally affecting creditors’ rights, and the equitable rules).

3.3          No violation. The execution, delivery and performance of this Agreement by the Transferor will not: (i) violate its articles of association, any resolutions of board of directors/shareholders or other constitutional documents; (ii) violate any provisions of laws applicable to the Transferor; (iii) require any consent or other actions by other entities under any contract to which the Transferor  is a party or any document by which it is bound, or constitute an event of default thereunder or grant the counterparty thereto any right to terminate; or (iv) violate any judgment, ruling, order or decision made by any courts, arbitration organs, governmental authorities or other institutions that have jurisdiction over the Transferor or its assets.

3.4          Information disclosure. All information and materials relating to the transaction provided by the Transferor to the Transferee are true, accurate and non-misleading, and contain no false statements, major omission or misleading statements, and, to the knowledge of the Transferor, contain no facts that, once disclosed, would constitute material adverse effect upon execution or performance of this Agreement or materially change the original meanings of any provisions contained herein.

3.5          No injunction. (i) There are no interim directive, preliminary or permanent injunction or other judgments, orders or rulings rendered by any competent courts or any laws, orders, directives or decisions formulated, implemented, promulgated, put into force or applied by any governmental authorities, restricting or prohibiting the Transaction; (ii) except as specifically disclosed by the Transferor prior to March 21, 2019, to the knowledge of the Transferor, there are no injunctions, judgments, directives, rulings, laws, orders or decisions hindering or restricting the Group Companies carrying on their major business, before the person recommended by the Transferee acts as the CEO of Yidian Technology.

3.6          Ownership of the Target Shares.

(I)              Offshore Target Shares. Except for the arrangement in Clause 5 hereunder, until the date when the Offshore Target Shares are registered in the name of the Transferee, the Transferor is the registered owner of the Offshore Target Shares, and has full right, power and authorization required for sale of the Offshore Target Shares pursuant to this Agreement. In accordance with applicable laws, the Transferor has good, absolute and lawful ownership of the Offshore Target Shares, and the Offshore Target Shares are not subject to any valid pledge, charge, trust, custody, judicial seizure or any other encumbrance.

(II)         Domestic Target Equity. Except for the arrangement in Clause 5 and relevant VIE Structure agreements, until the date when the Domestic Transferor is no longer registered as Yidian Technology’s shareholder holding the Domestic Target Equity, the Domestic Transferor is the owner of the Domestic Target Equity, and has full right, power and authorization required for sale of the Domestic Target Equity pursuant to this Agreement. Except for in the circumstances as already disclosed by the Transferor to the Transferee prior to March 21, 2019 that the Domestic Transferor  pledges the Domestic Target Equity to Yidian Information pursuant to the relevant VIE Structure agreements, in accordance with applicable laws, the Domestic Transferor  has good, absolute and lawful ownership of the Domestic Target Equity, and the Domestic Target Equity is not subject to any valid pledge, charge, trust, custody, judicial seizure or any other encumbrances.

3.7          Group Companies. The representations and warranties relating to Group Companies made by the Transferor are set forth in Exhibit 3.

Clause 4. Representations and Warranties of the Transferee

The Transferee hereby makes the following representations and warranties to the Transferor, and ensure each representations and warranties are true, accurate and non-misleading on the Signing Date and the Completion Date:

4.1          Incorporation and valid existence. The Transferee is a company duly incorporated and validly existing in accordance with the law of the jurisdiction where it was incorporated or established, and has full rights, powers and capacity to execute and perform its obligations and responsibilities under this Agreement.

4.2          Authorization. The execution, delivery and performance of this Agreement and consummation of the Transaction by the Transferee fall in the scope of its powers, authorization and capacity, and have been approved through all required corporate actions. After being duly and validly executed and delivered by the Transferee, this Agreement shall constitute its lawful, valid and binding obligations, and may be enforced against it pursuant to the provisions of this Agreement.

4.3          No violation. The execution, delivery and performance of this Agreement by the Transferee will not: (i) violate its articles of association, any resolutions of board of directors/shareholders or other constitutional documents; (ii) violate any provisions of laws applicable to the Transferee; (iii) require any consent or other actions by other entities under any contract to which the Transferee is a party or any document binding upon it, or constitute an event of default thereunder or grant the counterparty thereto any right to terminate; or (iv) violate any judgment, ruling, order or decision made by any courts, arbitration organs, governmental authorities or other institutions that have jurisdiction over the Transferee or its assets.

4.4          Adequate funds. The Transferee has adequate and lawful cash available to pay the Purchase Price payable pursuant to the terms and conditions of this Agreement.

Clause 5        Arrangements for Transitional Period

5.1          Authorization. On condition that the Transferee satisfies and maintains the undertakings in Clause 5.2 hereof, it is agreed and undertaken by the Transferor to, as from the Signing Date, authorize the Transferee to exercise the relevant rights and deliver formal authorization documents (“Authorization Documents”) to the Transferee within 2 Business Days after the Signing Date, so as to grant the Transferee the following rights within the Transitional Period (for avoidance of doubt, the Transferee shall not delegate such rights to any third party without consent from the Transferor ):

(I)              The Transferor, as the Company’s shareholder, and its designated party the Domestic Transferor , as Yidian Technology’s shareholder, authorize the Transferee to exercise all rights in the capacity of shareholder on their behalf in accordance with laws, the articles of association of the Company and Yidian Technology (if appropriate) and the Shareholders’ Agreement (if appropriate), among other legal documents; for avoidance of doubt, the said shareholder’s rights shall exclude: (a) financial rights, and (b) the Transferor’s rights under Section 14 of the Shareholders’ Agreement “Certain Adjustments to This Agreement” and Section 135 of the Existing Articles of Association “Certain Adjustments to These Articles”. Notwithstanding the foregoing, the Transferee shall notify the Transferor  in writing, before it exercises any rights of the Transferor under or relating to Section 8 of the Shareholders’ Agreement  “Protective Provisions” and Article 18 of the Existing Articles of Association “Protective Provisions” (other than the matters specified in Exhibit 5 “Authorization within the Transitional Period in Respect of Protective Provisions”),  and if the Transferor brings forward any objection thereto within 3 Business Days with reasonable cause, the Transferee shall not exercise the said rights unilaterally until both Parties reach agreement thereupon.

(II)         The directors of the Group Companies appointed by the Transferor authorize the Transferee or its designated persons to act on their behalf to exercise all rights in the capacity of directors in accordance with laws, articles of association of the Company and the Shareholders’ Agreement, among other applicable legal documents.

In order to implement the said authorization, the Transferor shall exert its reasonable commercial efforts to take reasonable measures for cooperation and assistance, so that the Transferee may successfully exercise the said rights in the capacity of shareholder and director. For avoidance of doubt, within the Transitional Period, the Transferor  shall not exercise the abovementioned rights granted to the Transferee by itself, in particular the rights under or relating to Article 18 of the Existing Articles of Association “Protective Provisions”.

5.2          Undertakings within Transitional Period.

(I)              Within the period from the Signing Date to the Completion Date or the termination date of this Agreement (whichever is earlier) (“the Transitional Period”), the Transferee undertakes that:

(a)            It will exercise the rights in the capacity of shareholder and director to the extent necessary to complete the Transaction and/or ensure normal operation and development of the Group Companies;

(b)            It will not dispose or liquidate all or substantial equity or assets of the Group Companies without consent of the Transferor ; and

(c)             It will not do any acts that might prevent or adversely affect the timely and successful consummation of the Transaction.

(II)         Undertakings of the Transferor . Within the Transitional Period, upon request by the Transferee in writing, the Transferor shall exert reasonable commercial efforts to assist the relevant communication and preparatory work for dismantling VIE Structure of the Group Companies, and shall not interrupt or otherwise hinder the same. For avoidance of doubt, except as agreed by the Transferor in writing, neither Party may enter into any relevant transaction documents regarding dismantling VIE Structure of Group Companies within the Transitional Period.

5.3          Notwithstanding the abovementioned undertakings of the Transferor , if: (i) the Transferee breaches its obligations under Clause 5.2 (I), or (ii) the Transferee fails to fully pay the Price Payable pursuant to Clause 2.3 hereof or within the time limit separately agreed by both Parties through consultation (if any), or both Parties fail to reach an agreement upon extension of the time limit for payment thereof, the consent, undertakings and authorization under Clauses 5.1 and 5.2 (II) and the Authorization Documents shall automatically terminate, in which case the Transferor  will not bear any liability for breach of contract therefor.

Clause 6.     Undertakings

6.1          Further assurances. To consummate or implement the Transaction, each Party shall, according to the reasonable requirements of the other Parties, exert its commercially reasonable efforts to take or do (or cause to be taken or done) further measures, and execute and deliver all other agreements, deeds, documents and instruments. The Transferor shall complete the matters under Clause 2.4 (I) that shall be performed by it, and undertakes to exert its commercially reasonable efforts to cause all Completion conditions as described in Clause 2.4 (I) to be satisfied as soon as possible after the Signing Date. Each Party shall, after the prerequisites for Completion for which it is responsible are satisfied, timely notify the other party and provide the other party with the relevant certificate proving such satisfaction of the prerequisites.

6.2          Revision. The Transferor agrees to, after the Completion Date, exert its commercially reasonable efforts to procure that the amended and restated Shareholders’ Agreement and the Company’s articles of association, to which the Transferee is a shareholder, are adopted at the shareholders’ meeting of the Company.

6.3          Appointment of directors. As of the payment in full by the Transferee to the Transferor of the Purchase Price of Offshore Target Shares and the Completion Date, the Transferee may appoint two new directors in place of two directors of the Company appointed by the Transferor, and may be entitled to three votes in total in accordance with the Company’s articles of association and Shareholders’ Agreement then in force. At the request of the Transferee, the Transferor shall provide assistance for the Transferee’s appointment of directors, including sending relevant notice of resignation/replacement of directors to the Company, and procuring the directors appointed by it to provide assistance for the Transferee’s appointment of directors (including submission of resignation report (if applicable)).

6.4          Domestic loan. It is agreed by the Transferor that, after the Completion Date and before the procedures for registration in Domestic Equity Transfer with the administration for industry and commerce are properly handled, the Transferor shall, within a reasonable time period confirmed by the Transferee or its designated party, procure Yidian Information to enter into a loan agreement with the Transferee’s designated party, whereby Yidian Information shall provide the loan of RMB 3,719,167 to the Transferee’s designated party, and shall procure Yidian Information to issue to the Transferee’s designated party relevant written document waiving the debts arising from such loan.  If Yidian Information fails to issue the said written document, which causes the Transferee or its designated party to bear the the relevant obligation of repayment, the Transferor shall indemnify the Transferee or its designated party from and against all losses suffered by the Transferee thereby (provided that the amount of such indemnity shall not exceed the loan of RMB 3,719,167 repayable by the Transferee or its designated party to Yidian Information.)

Clause 7. Liability for Breach of Contract

7.1          Each Party shall properly perform its obligations pursuant to the provisions hereof. In case either Party breaches this Agreement, it shall bear the liability for breach of contract and indemnify the non-breaching party for all losses suffered by the non-breaching party.

7.2          Limitation on the Transferor ‘s liability. Notwithstanding the forgoing Clause 7.1 and subject to Clause 7.3, in respect of the Transferor’s liability for breach of contract to indemnify the Transferee for actual losses in connection with the Transaction pursuant to this Agreement, the Transferor shall not be held liable unless the total amount of damages exceed US$ 1,000,000 (“Basket Amount”). In case the damages exceed the Basket Amount, the Transferor shall fully indemnify the Transferee for relevant losses. For avoidance of doubt, the indemnity payable by the Transferor as specifically agreed in Clauses 6.4 and 8.2 (II) hereof shall not be subject to the Basket Amount as specified in this Clause 7.2.

7.3          Transferor ‘s indemnity for breach of contract. Notwithstanding the provisions of Clause 7.2, if the Transferor  and/or the Domestic Transferor is under any of the following circumstances: (i) the Transferor and/or the Domestic Transferor fails to execute the equity transfer agreement pursuant to Clause 2.5 or provide assistance for handling the procedures for registration in Domestic Equity Transfer with the administration for industry and commerce, so that the Transferee has not completed the registration in Domestic Equity Transfer with the administration for industry and commerce with 2 months after it has made the written request; (ii) on condition that the Transferee has performed the undertakings within the Transitional Period as agreed in Clause 5.2, the Transferor fails to perform the provisions on authorization under Clause 5.1, unless otherwise waived by the Transferee; (iii) any Completion conditions under Items (a), (b), (c) or (g) of Clause 2.4 (I) have not been satisfied due to the fault of the Transferor  or its affiliates, within 4 months after the Signing Date or the time period extended by both Parties in writing; (iv) the Transferor  fails to, pursuant to Clause 6.3 hereof, give to the Company the relevant notices of resignation/replacement of directors and cause the directors appointed by it to provide assistance for the Transferee’s appointment of directors, or (v) the Transferor materially breaches Clause 3 hereof (other than Clause 3.5 (i)) (each a “Transferor’s Material Event of Default”), then, without prejudice to any other rights and remedies available to the Transferee pursuant to this Agreement, the Transferor shall pay to the Transferee the liquidated damages equal to 40% of the Deposit already paid by the Transferee or its designated party, and, if such liquidated damages cannot cover the losses suffered by the Transferee, the Transferor shall fully indemnify the Transferee, and in such case, the Transferee may terminate this Agreement pursuant to Clause 8.1 (V). Furthermore, without prejudice to any other rights and remedies available to the Transferee pursuant to this Agreement,  in case the Transferor fails to, pursuant to the provisions hereof, pay to the Transferee any amounts payable by it (i.e., the Deposit and interests thereon refundable, and any indemnity and liquidated damages payable by it pursuant to the provisions contained herein),  it shall pay to the Transferee the penalty interests on such amount payable but unpaid at the annual single rate of 15%, for each overdue day, until the actual payment of such amount, provided that the payment of such penalty interests shall be awarded by the competent arbitration tribunal.

For avoidance of doubt, without prejudice to any other rights and remedies available to the Transferee pursuant to this Agreement, in respect of the Completion conditions agreed in Items (a) to (c) of Clause 2.4 (I) hereof, the Transferee may require the Transferor to take commercially reasonable remedial measures or implement relevant practicable procedures, subject to the rules of competent governmental authorities or the stock exchange.

Clause 8. Termination

8.1          Termination of this Agreement. This Agreement and the Transaction may be terminated under any of the following circumstances:

(I)              Both Parties agree in writing to terminate this Agreement;

(II)         If the Transferee fails to fully pay the Price Payable pursuant to Clause 2.3 hereof (that is, the Transferee fails to fully pay the Price Payable by the Completion Date or within a time limit (if any) separately agreed by both Parties through consultation, or both Parties fail to reach agreement upon extension of the time limit for payment of the Price Payable) or breaches the undertakings within the Transitional Period in Clause 5.2 hereof, the Transferor may terminate this Agreement by giving a written notice to the Transferee;

(III)    If any prerequisite for Completion under Clause 2.4 (I) has not been properly satisfied or waived by the Transferee in writing, within 4 months after the Signing Date or an extended time period as agreed by both Parties in writing (if the prerequisite for Completion under Item (c) of Clause 2.4 (I) has not been properly satisfied within 4 months after the Signing Date due to the procedures for examination and approval by SEHK, both Parties agree to extend it by a reasonable time period of not less than 10 Business Days), the Transferee may terminate this Agreement and the Transaction by giving a written notice to the Transferor ;

(IV)     If any prerequisite for Completion under Clause 2.4 (II) has not been properly satisfied or waived by the Transferor in writing, within 4 months after the Signing Date or an extended time period as agreed by both Parties in writing, the Transferor may terminate this Agreement and the Transaction by giving a written notice to the Transferee, except any prerequisite for Completion under Clause 2.4 (II) has not been properly satisfied due to any act or omission of the Transferor  or its affiliates; or

(V)          The Transferee may terminate this Agreement by giving a written notice to the Transferor, in case of occurrence of any Transferor ‘s Material Event of Default that is not rectified within a reasonable time period designated by the Transferee in writing.

8.2          Treatment of Deposit upon Termination.

(I)              Other than the circumstances as described in Clause 8.2 (II), if the Transferee elects to terminate this Agreement pursuant to Clause 8.1 (III), the Transferor  shall, within 5 Business Days after its receipt of the written notice given by the Transferee, refund the Deposit already paid by the Transferee or its designated party and the interests thereon (calculated from the date of the Transferee’s payment of the Deposit until the date of the Transferor’s refund thereof, pursuant to Clause 10.4);

(II)         (A) If any Completion conditions under Items (a), (b) or (g) of Clause 2.4 (I) have not been satisfied within 4 months after the Signing Date or the time period extended by both Parties in writing, the Transferee elects to terminate this Agreement pursuant to Clause 8.1 (III); or (B) if any Completion conditions under Items (a) and (b) of Clause 2.4 (I), as agreed in Item (a) of Clause 2.4 (II), have not been satisfied within 4 months after the Signing Date or the time period extended by both Parties in writing, the Transferor elects to terminate this Agreement pursuant to Clause 8.1 (IV), then upon termination of this Agreement, the Transferor shall, within 5 Business Days according to the demand of the Transferee, refund the Deposit already paid by the Transferee or its designated party and the interests thereon (calculated from the date of the Transferee’s payment of the Deposit until the date of the Transferor ‘s refund thereof, pursuant to Clause 10.4), and additionally pay to the Transferee an amount of indemnity.  The said indemnity under this Clause 8.2 (II) shall be calculated as below:

Amount of indemnity = amount of Deposit already paid by the Transferee to the Transferor * [6%/365]* (the number of days elapsed from the date of the Transferee’s payment of the Deposit until the date of the Transferor’s refund of the Deposit and payment of the indemnity).

For avoidance of doubt, termination of this Agreement due to the Transferor’s Material Event of Default shall be governed by Clause 8.2 (III), instead of Clause 8.2 (II).

(III)    If the Transferee elects to terminate this Agreement pursuant to Clause 8.1 (V), in case of occurrence of the Transferor’s Material Event of Default, the Transferor  shall, within 5 Business Days after its receipt of the written notice given by the Transferee, refund the Deposit already paid by the Transferee or its designated party and the interests thereon (calculated from the date of the Transferee’s payment of the Deposit until the date of the Transferor ‘s refund thereof, pursuant to Clause 10.4), and additionally pay to the Transferee the liquidated damages pursuant to Clause 7.3;

(IV)     Other than the circumstances as described in Clause 8.2 (III), if the Transferor  unilaterally elects to terminate this Agreement and the Transaction (for avoidance of doubt, other than termination by the Transferor pursuant to Clause 8.1 (II) or 8.1 (IV)), the Transferor shall, within 5 Business Days according to the demand of the Transferee, refund the Deposit already paid by the Transferee or its designated party and the interests thereon (calculated from the date of the Transferee’s payment of the Deposit until the date of the Transferor ‘s refund thereof, pursuant to Clause 10.4), and additionally pay to the Transferee the liquidated damages equal to 40% of the said Deposit paid.

It is acknowledged by both Parties, except for the above circumstances in this Clause, the Transferor will not refund any Deposit already paid by the Transferee or its designated party and any Interests Accrued in Transferor’s Account, and, if the Deposit cannot cover the losses suffered by the Transferor due to default of the Transferee, the Transferee shall further fully indemnify the Transferor.

8.3          Effect of Termination. In case of termination of this Agreement pursuant to Clause 8, this Agreement shall become null and void, provided that: (i) Clause 8.3 and Clause 10 shall continue in full force and effect upon termination of this Agreement for any reason; and (ii) both Parties shall immediately take and implement (or cause to be taken and implemented) all further measures, and execute and deliver all other agreements and documents, so as to cancel the part of the Transaction that already occurred, including but not limited to cancellation of the share certificate specifying the Target Shares held by the Transferee (if appropriate) and change to the shareholder register. In addition, both Parties shall cooperate with each other in good faith, to apply to the competent taxation authorities for refund of the taxes already paid in connection with the cancelled part of the Transaction, provided that, the Transferee only exerts its commercially reasonable efforts to perform its obligation of such cooperation (if applicable). For avoidance of doubt, no liabilities of either Party arising out of its breach of this Agreement or any misrepresentation hereunder prior to termination of this Agreement (including the liabilities under Clauses 2.3, 7.3 and 8.2) may be released or exempted.

Clause 9.     Tax

It is acknowledged by both Parties that each Party shall respectively bear any taxes and fees payable by it in connection with the Transaction, and perform relevant statutory obligations in accordance with applicable laws, including the taxes payable under of the Announcement on Several Issues concerning the Enterprise Income Tax on Income from the Indirect Transfer of Assets by Non-Resident Enterprises (“Circular No. 7”). It is further acknowledged and agreed by both Parties, in respect of any taxes payable under Circular No. 7, the Transferor shall perform the obligation of filing the tax return. Except as specifically stipulated by law, the Transferee shall not withhold and pay any taxes for the account of the Transferor, without the prior written consent of the Transferor.

Clause 10.                          Miscellaneous

10.1   Binding force. This Agreement shall be formed and become effective on the date of its execution by both Parties, and shall be binding upon each party and its successors and assigns; provided that, without consent by the other party, neither party may assign, delegate or otherwise transfer its rights and obligations hereunder. For avoidance of doubt, notwithstanding the forgoing, the Transferee may, by giving a prior written notice to the Transferor, transfer to its designated partys its rights and obligations hereunder (provided that such designated party shall meet the requirements for the representations and warranties of the Transferee under Clause 4, and shall not be competitors of connected persons (as defined under listing rules of Hong Kong) of the Transferor or Phoenix TV or the group companies, and the Transferee shall exert its commercially reasonable efforts to cause its designated party to meet the requirements for the transferee of Target Shares under the documents binding the Transferor and the Company), and the said designated partys shall agree to succeed to the rights and obligations of the Transferee hereunder, by executing written documents.

10.2   Confidentiality. Unless required to be disclosed in accordance with compulsory requirements of applicable laws and regulations or SEHK or its listing rules, each Party shall (and procure it affiliates) exert its best efforts to procure that its officers, directors, employees, auditors, attorneys, consultants and agents keep confidential any confidential documents and information relating to the transaction, other than the following information that:(i) is obtained without the obligation of confidentiality; (ii) becomes public, on condition that the disclosing party has no fault; (iii) is disclosed to its affiliates, consultants or investors (including the fund manager, limited partner and consultants of the investors); and (iv) is required to be disclosed according to the compulsory requirements of governmental departments or other authorities having jurisdiction over either party. Before either party is required to disclose any confidential information abovementioned in accordance with compulsory requirements of laws and/or governmental departments or other authorities having jurisdiction over it, both Parties shall reasonably discuss the scope and method of such disclosure.

10.3   Expenses. Unless agreed otherwise in this Agreement, each Party shall pay its all costs and expenses arising out of negotiation and preparation of this Agreement, any other proposed agreements in this Agreement, performance of such agreements or compliance with various conditions of such agreements, including various fees, costs and expenses for engaging any attorneys and/or accountants.

10.4   Interests. Unless otherwise specifically agreed in this Agreement, the interests agreed hereunder shall be calculated at the following rate:

(I)              If the Transferor has arranged the Deposit received by it as a time deposit and provided the certificate of time deposit to the Transferee on the Completion Date, at the rate specified in such certificate of time deposit; or

(II)         If the Transferor fails to provide the certificate of time deposit, or has not arranged the Deposit received by it as a time deposit, or the certificate provided by it does not specify the interest rate of time deposit, at the rate of 3-month time deposit for corresponding period issued by the People’s Bank of China.

10.5   Applicable Law. This Agreement shall be governed by and interpreted in accordance with the law of Hong Kong, without regard to its conflict of law rules.

10.6   Dispute Resolution. Any dispute, controversy or claim arising out of or in connection with this Agreement, including validity, invalidity, breach or termination, shall be submitted to Hong Kong International Arbitration Centre for arbitration in Hong Kong in according with the arbitration rules of Hong Kong International Arbitration Centre in effect at the time of applying for arbitration. The arbitration tribunal shall be composed of three arbitrators, among whom, one is appointed by the Transferee, another is appointed by the Transferor, and the third one is jointly selected by the said two arbitrators. The arbitration proceedings shall be conducted in Chinese. Any arbitration award shall be final, and may be enforced by any competent courts having jurisdiction. The arbitral award shall allocate the arbitration fees and expenses. Both Parties shall continue to duly and timely perform their respective obligations hereunder, until the arbitration award is rendered. Notwithstanding anything to the contrary in this Agreement, this Clause 10.6 shall not preclude the rights of either Party to seek specific performance, injunction and/or interim remedies from competent courts, to facilitate the arbitration, or before the arbitration tribunal is formed or the arbitration tribunal has not rendered a decision on the dispute, controversy or claim concerned.

10.7   Language. This Agreement shall be made and executed in Chinese.

10.8   Revision. Except as otherwise agreed in this Agreement, this Agreement shall not be revised, supplemented, changed, waived, cancelled, modified or terminated, unless a written document is executed by both Parties.

10.9   Waiver. waiver by either Party of any of its rights under any provisions hereof shall be made in writing and become effective after being signed by such Party. No waiver by either Party of any breach of any provisions contained herein shall operate as waiver of any previous or subsequent breach; no failure by either Party to exercise its any rights or privileges hereunder shall constitute waiver of rights or privileges hereunder, or waiver of exercise of such rights or privileges at any time subsequently.

10.10 Notice. Any notices, claims, certificates, demands, requests and other communications sent hereunder shall be made in writing, and given by e-mail, personal delivery, fax or prepaid and recognized overnight courier service to the following addresses. Any notice shall be deemed to have been duly given at the time of transmission or personal delivery, if by e-mail or personal delivery, or upon receipt of the confirmation of successful transmission if by fax, or 2 Business Days after posting or delivery to the courier if by overnight courier service.

Transferor:

Contact person: Liu Shuang

Address: Floor 16, Zhongqing Mansion, No.4 Qiyang Road, Wangjing, Chaoyang District, Beijing

Email: xxxxxx@ifeng.com

Telephone: 010-6067xxxx

Transferee:

Contact person: Wang Lan

Address: Room 1006, floor 10, building A, No. 868 Yinghua Road, Pudong New Area, Shanghai

E-mail: xxxx@chinafusioncapital.com

Telephone: 021-8031xxxx

10.11 Severability. In case any provisions contained herein are invalid, illegal or unenforceable in accordance with applicable laws or public policies, if the financial or legal substance of the proposed Transaction hereunder is not affected in an way and it is not materially adverse to either party, the remaining provisions of this Agreement shall remain in full force and effect. After any provisions hereof are held invalid, illegal or enforceable, both Parties shall, in good faith, revise this Agreement through consultation, so as to, as practicable as possible, realize the original intent of both Parties in an acceptable way and consummate the Transaction according to the original intent.

10.12 Entire Agreement. This Agreement shall constitute the entire and sole agreement between both Parties in respect of the subject matter as contemplated hereby, and shall supersede all oral or written agreements, contracts, understandings and communications regarding this Agreement, the Transaction and Target Shares in any respect between both Parties, and such agreements, contracts, understandings and communications shall be void ab initio, and not legally binding.

10.13 Counterparts. This Agreement may be executed in one or several counterparts, each of which shall be deemed as original, but all of which shall together constitute the same document.

[The remainder of this page is intentionally left blank, and the page for execution follows]

IN WITNESS WHEREOF, both Parties have caused this Agreement to be executed by their duly authorized representatives on the date first above written.

Transferor :

PHOENIX NEW MEDIA LIMITED

By:

Name: Betty Yip Ho

Title:

SPA-Signature Page

IN WITNESS WHEREOF, both Parties have caused this Agreement to be executed by their duly authorized representatives on the date first above written.

Transferee:

Run Liang Tai Management Limited

By:

Name: Yang Yuxiang

Title:

SPA-Signature Page

Exhibit 1 Shareholding Strucutre of the Company

Exhibit 2 Shareholding Structure of Yidian Technology

SPA-Exhibit

Exhibit 3 Representations and Warranties Relating to Group Companies

1.              To the knowledge of the Transferor, the information on the shareholding in the Group Companies (other than Particle Media Inc.) as disclosed in Exhibits 1 and 2 are true, accurate and non-misleading. To the knowledge of the Transferor, except for the information specified in Exhibits 1 and 2 and the special arrangement for management equity in Yidian Technology, the Group Companies (other than Particle Media Inc.) have no options or other rights outstanding (including but not limited preemptive right, right to participate and right of conversion), or any outstanding interests, securities, circumstances or arrangement enabling any person to subscribe for, purchase or otherwise obtain from the Group Companies any equity, interests of equity nature or any interests convertible or exchangeable to equity.

2.              To the knowledge of the Transferor and except as already specifically disclosed by the Transferor in writing prior to March 21, 2019, the registered capital of the Group Companies (other than Particle Media Inc.) have been duly issued, approved by internal corporate power bodies and governmental authorities, and been filed or registered with all governmental authorities if required, and all payments of registered capital of the Group Companies comply with applicable laws and articles of association.

3.              The Group Companies continue to carry on operation in ordinary course of business, from the deadline date of the Transferee’s due diligence (September 2, 2018) until the date when the persons recommended by the Transferee become as the CEO of Yidian Technology and sole director of Particle (HK) Limited.

4.              As of the date when the person recommended by the Transferee becomes the CEO of Yidian Technology, (a) other than the license of audio-visual programs transmitted over information network and license of network publishing services, the Group Companies have obtained all major qualification, licenses, permits, registration, filing, consent, authorization or other approvals required for major business in accordance with applicable laws, regulations and industry policies; (b) there do not exist: (i) circumstances that would cause such qualifications, licenses, permits, registrations, filings, consents, authorizations or other approvals to become invalid, be cancelled or unable to be maintained in full force; and (ii) Material Adverse Events other than those specifically disclosed by the Transferor in writing prior to March 21, 2019, or events, conditions or circumstances that would cause occurrence of Material Adverse Events.

SPA-Exhibit

Exhibit 4 Completion Confirmation

[The remainder of this page is intentionally left blank, and the execution page follows]

SPA-Exhibit

IN WITNESS WHEREOF, PHOENIX NEW MEDIA LIMITED has caused this Confirmation to be executed by its duly authorized representatives on the date first above written.

Transferor :

PHOENIX NEW MEDIA LIMITED

By:
Name:
Title:

SPA-Exhibit

Exhibit 5 Authorization within the Transitional Period in Respect of Protective Provisions

SPA-Exhibit